Filed by Government Properties Income Trust

Commission File No. 001-34364

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Select Income REIT

Commission File No. 001-35442

Date: September 20, 2018

On September 20, 2018, Government Properties Income Trust and Select Income REIT made available on each company’s website the following investor presentation, which reflects certain immaterial corrections and clarifications made to slides 5, 14, 15, 23 and 24 of the investor presentation made available on September 17, 2018.

Government Properties Income Trust & Select Income REIT Agree to Merge to Form Office Properties Income Trust September 17, 2018

THIS PRESENTATION CONTAINS FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER GOVERNMENT PROPERTIES INCOME TRUST (NASDAQ: GOV), OR GOV, AND SELECT INCOME REIT (NASDAQ: SIR), OR SIR, USE WORDS SUCH AS “BELIEVE,” “EXPECT,” “ANTICIPATE,” “INTEND,” “PLAN,” “ESTIMATE,” “WILL,” “MAY” AND NEGATIVES OR DERIVATIVES OF THESE OR SIMILAR EXPRESSIONS, THEY ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON GOV’S AND SIR’S PRESENT INTENT, BELIEFS OR EXPECTATIONS. FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY GOV’S AND SIR’S FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FOR EXAMPLE: GOV AND SIR HAVE ENTERED INTO A DEFINITIVE AGREEMENT TO MERGE. THE MERGER IS EXPECTED TO CLOSE IN LATE 2018 OR EARLY 2019, SUBJECT TO THE SATISFACTION OR WAIVER OF CLOSING CONDITIONS, INCLUDING GOV AND SIR SHAREHOLDER APPROVALS, GOV’S SALE OF ITS SIR COMMON SHARES AND SIR’S DISTRIBUTION OF ITS ILPT COMMON SHARES. GOV AND SIR CANNOT BE SURE THAT ANY OR ALL OF THESE CONDITIONS WILL BE SATISFIED OR WAIVED. ACCORDINGLY, THE MERGER MAY NOT CLOSE BY LATE 2018 OR EARLY 2019 OR AT ALL, OR THE TERMS OF THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT MAY CHANGE. THE COMBINED COMPANY FOLLOWING THE MERGER, OFFICE PROPERTIES INCOME TRUST, OR OPI, IS EXPECTED TO PAY AN ANNUAL DIVIDEND OF BETWEEN $0.50 AND $0.60 PER SHARE, BASED UPON A 75% DIVIDEND PAYOUT RATIO OF CASH AVAILABLE FOR DISTRIBUTION OR CAD. A POSSIBLE IMPLICATION OF THIS STATEMENT IS THAT OPI WILL CONTINUALLY PAY ANNUAL DIVIDENDS BASED UPON 75% OF ITS CAD IN THE FUTURE. OPI’S DIVIDEND WILL BE SET AND RESET FROM TIME TO TIME BY OPI’S BOARD OF TRUSTEES. THE OPI BOARD WILL CONSIDER MANY FACTORS WHEN SETTING ITS DIVIDEND INCLUDING OPI’S HISTORICAL AND PROJECTED NET INCOME, NORMALIZED FUNDS FROM OPERATIONS, THE THEN CURRENT AND EXPECTED NEEDS AND AVAILABILITY OF CASH TO PAY OPI’S OBLIGATIONS, DISTRIBUTIONS WHICH OPI MAY BE REQUIRED TO BE PAID TO MAINTAIN ITS TAX STATUS AS A REIT AND OTHER FACTORS DEEMED RELEVANT BY OPI’S BOARD OF TRUSTEES IN ITS DISCRETION. ACCORDINGLY, FUTURE OPI DIVIDENDS MAY BE INCREASED OR DECREASED AND NEITHER GOV NOR SIR CAN BE SURE AS TO THE RATE AT WHICH FUTURE DIVIDENDS WILL BE PAID. OPI IS EXPECTED TO SELL UP TO $750 MILLION OF ASSETS TO REDUCE ITS LEVERAGE TO STATED TARGETS. HOWEVER, OPI MAY NOT BE ABLE TO SUCCESSFULLY SELL ASSETS IN THE FUTURE. ALSO, OPI MAY SELL ASSETS AT PRICES THAT ARE LESS THAN THEIR CARRYING VALUES AND OPI MAY INCUR FUTURE LOSSES. OPI MAY SELL THE COMMON SHARES OF THE RMR GROUP INC. (NASDAQ: RMR), OR RMR, THAT OPI WILL OWN FOLLOWING THE MERGER. THE COMPLETION OF ANY SALE OF OPI’S RMR COMMON SHARES WILL BE SUBJECT TO VARIOUS CONDITIONS AND CONTINGENCIES. IF THESE CONDITIONS ARE NOT SATISFIED OR THE SPECIFIED CONTINGENCIES DO NOT OCCUR, ANY SALE BY OPI OF ITS RMR COMMON SHARES MAY BE DELAYED OR MAY NOT BE COMPLETED. GOV AND SIR EXPECT TO REALIZE A NUMBER OF BENEFITS FROM THE MERGER, THE SALE BY GOV OF ITS SIR COMMON SHARES, THE DISTRIBUTION BY SIR OF ITS ILPT COMMON SHARES AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, INCLUDING THE ELIMINATION OF THE CROSS OWNERSHIP OF GOV, SIR AND ILPT, BETTER LADDERED LEASE EXPIRATIONS, INCREASED SCALE, ENHANCED DIVERSIFICATION AND ILPT’S INCREASED PUBLIC FLOAT. THESE STATEMENTS ARE CONTINGENT UPON THE CONSUMMATION OF THE MERGER, THE SALE BY GOV OF ITS SIR COMMON SHARES, THE DISTRIBUTION BY SIR OF ITS ILPT SHARES AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, AND MAY NOT OCCUR. FURTHER, EVEN IF THESE TRANSACTIONS OCCUR, THE EXPECTED BENEFITS MAY NOT MATERIALIZE. DISCLAIMERS 2 WARNING REGARDING FORWARD LOOKING STATEMENTS

GOV OWNS A SIGNIFICANT NUMBER OF SIR COMMON SHARES AND ITS ABILITY TO COMPLETE THE SECONDARY SALE OF ALL THOSE SHARES AS CONTEMPLATED BY THE MERGER AGREEMENT IS SUBJECT TO MARKET CONDITIONS AND OTHER FACTORS, SOME OF WHICH ARE BEYOND GOV’S AND SIR’S CONTROL. AS A RESULT, THE SALE BY GOV OF ITS SIR COMMON SHARES MAY BE DELAYED OR MAY NOT BE COMPLETED. SIR EXPECTS TO DISTRIBUTE ALL OF ITS ILPT COMMON SHARES TO SIR’S SHAREHOLDERS PRIOR TO THE CONSUMMATION OF THE MERGER. THIS DISTRIBUTION IS SUBJECT TO, AMONG OTHER THINGS, OBTAINING THE REQUISITE SHAREHOLDER APPROVALS. THERE CAN BE NO ASSURANCE OF WHEN OR IF SUCH SHAREHOLDER APPROVALS WILL BE OBTAINED OR THAT THE DISTRIBUTION BY SIR OF ITS ILPT COMMON SHARES WILL OCCUR. THIS PRESENTATION CONTAINS CERTAIN PRO FORMA and adjusted FINANCIAL INFORMATION, INCLUDING CERTAIN ASSUMPTIONS REGARDING THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT. The pro forma AND ADJUSTED FINANCIAL INFORMATION IS provided for informational purposes only AND IS not necessarily indicative of THE COMBINED COMPANY’S expected financial position or results of operations for any future period. THE INFORMATION CONTAINED IN GOV’S AND SIR’S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, OR SEC, INCLUDING UNDER “RISK FACTORS” IN GOV’S AND SIR’S PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE GOV’S AND SIR’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE STATED IN OR IMPLIED BY GOV’S AND SIR’S FORWARD LOOKING STATEMENTS. GOV’S AND SIR’S FILINGS WITH THE SEC ARE AVAILABLE ON THE SEC’S WEBSITE AT WWW.SEC.GOV. YOU SHOULD NOT PLACE UNDUE RELIANCE UPON FORWARD LOOKING STATEMENTS. EXCEPT AS REQUIRED BY LAW, GOV AND SIR DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE. PRO FORMA FINANCIAL INFORMATION This presentation contains unaudited pro forma financial information related to the transactions discussed herein. The unaudited pro forma financial information reflect the impact of the transactions discussed herein on GOV's consolidated financial statements. The unaudited pro forma financial information is based on the historical financial statements and accounting records of GOV and SIR, giving effect to the transactions discussed herein, related reclassifications and pro forma adjustments as described herein. The unaudited pro forma financial information is not necessarily indicative of GOV’s expected financial position or results of operations for any future period, including following the Merger, if completed. Differences could result from numerous factors, including future changes in GOV’s and SIR's portfolio of investments, capital structure, property level operating expenses and revenues, including rents expected to be received under GOV’s and SIR's existing leases or leases GOV or SIR may later enter into, changes in interest rates, the actual amount of net proceeds received by GOV from the expected sale of its SIR common shares and for other reasons. GOV will account for the Merger as a business combination with GOV treated as the acquirer of SIR for accounting purposes. The allocation of the estimated purchase price is based on preliminary estimates and may change significantly following the completion of the purchase price allocation. The unaudited pro forma financial information should be read in connection with the historical consolidated financial statements and notes thereto included in GOV’s and SIR’s respective Annual Reports on Form 10-K for the year ended December 31, 2017 and GOV's and SIR's respective Quarterly Reports on Form 10-Q for the quarter ended June 30, 2018. The unaudited pro forma financial information is provided for informational purposes only. Actual future results are likely to be different from amounts presented in the unaudited pro forma condensed consolidated financial statements and such differences could be significant. DISCLAIMERS 3 WARNING REGARDING FORWARD LOOKING STATEMENTS

DISCLAIMERS 4 GOV, its trustees and certain of its executive officers, SIR, its trustees and certain of its executive officers, and The RMR Group LLC, or RMR, GOV and SIR’s manager, and its parent and certain of their directors, officers and employees may be deemed participants in the solicitation of proxies from GOV’s shareholders in respect of the approval of the issuance of GOV common shares in the merger and from SIR’s shareholders in respect of the approval of the merger and the other transactions contemplated by the merger agreement. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of GOV and SIR shareholders in connection with the merger and the other transactions contemplated by the merger agreement will be set forth in the joint proxy statement/prospectus for the merger and the other relevant documents to be filed with the SEC. You can find information about GOV’s trustees and executive officers in its definitive proxy statement for its 2018 Annual Meeting of Shareholders. You can find information about SIR’s trustees and executive officers in its definitive proxy statement for its 2018 Annual Meeting of Shareholders. These documents are available free of charge on the SEC’s website and from GOV or SIR, as applicable, using the sources indicated above. PARTICIPANTS IN THE SOLICITATION RELATING TO THE MERGER AND OTHER TRANSACTIONS THIRD PARTY INFORMATION This presentation may contain or refer to third party reports and other information relating to the GOV, SIR, RMR or other persons. The author and source of any third party information and the date of its publication are clearly and prominently identified. None of GOV, SIR or RMR has communicated with the providers of this information in this presentation. None of GOV, SIR or RMR has assisted in the preparation of the third party information, guarantee the accuracy, completeness or availability of the third party information or explicitly or implicitly endorse or approve such information. In connection with the merger and other transactions discussed in this presentation, GOV expects to file with the SEC a registration statement on Form S-4 containing a joint proxy statement/prospectus and other documents with respect to the merger and other transactions with respect to both GOV and SIR. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) IF AND WHEN THEY BECOME AVAILABLE AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND THE OTHER TRANSACTIONS. After the registration statement for the merger has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to the GOV and SIR shareholders. Investors will be able to obtain a free copy of documents filed with the SEC at the SEC’s website at www.sec.gov. In addition, investors may obtain free copies of GOV’s filings with the SEC from GOV’s website at www.govreit.com and free copies of SIR’s filings with the SEC from SIR’s website at www.sirreit.com. ADDITIONAL INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

DEAL SUMMARY As of June 30, 2018, excluding ILPT and adjusted for the sale of SIR common shares owned by GOV and for 51 buildings containing 3.8 million square feet that were sold subsequent to the end of the second quarter or are expected to be sold prior to year-end 2018 for total gross proceeds of approximately $450.3 million. See Appendix for property disposition detail and pro forma financial information. Amounts have not been adjusted for the up to $750 million of property sales to occur post merger to achieve OPI’s leverage targets. As of June 30, 2018. Includes: a) investment grade rated tenants; b) tenants with an investment grade rated parent entity that guarantees lease obligations; and/or c) tenants with an investment grade rated parent entity that does not guaranty lease obligations. 5 Government Properties Income Trust (Nasdaq: GOV) and Select Income REIT (Nasdaq: SIR) have entered a definitive merger agreement to create a leading office REIT focused on owning, operating and leasing buildings primarily leased to single tenants and high credit quality tenants like government entities. The surviving company in the merger will be GOV and it will change its name to Office Properties Income Trust (Nasdaq: OPI) upon closing the merger. OPI will continue to be managed by the operating subsidiary of The RMR Group Inc. (Nasdaq: RMR). OPI will own, on an adjusted1 basis, 213 properties containing 30.2 million square feet in 38 states and the District of Columbia, with undepreciated gross assets of $6.4 billion, an occupancy of 92% and a weighted average remaining lease term by revenue of 6.1 years. In addition, approximately 66% of OPI’s annualized rent will be paid by tenants that are investment grade rated 2. The creation of OPI will eliminate the cross ownership between GOV, SIR and Industrial Logistics Properties Trust (Nasdaq: ILPT), which we believe is a key benefit of the merger. Office Properties Income Trust OVERVIEW

DEAL SUMMARY The merger will be a stock for stock exchange whereby SIR shareholders will receive 1.04 shares of GOV for each common share of SIR based on a fixed exchange ratio. Today GOV owns 24.9 million common shares, or 27.8%, of SIR’s outstanding common shares. Additionally, SIR owns 45 million common shares, or 69.2%, of ILPT, a REIT focused on owning warehouse distribution and e-commerce fulfillment centers throughout the United States. The following transactions will take place prior to the close of the merger: GOV will sell all of its common shares of SIR. GOV will retain the ability to vote these shares for the merger because the sale of SIR shares will occur after the record date for the merger. SIR will distribute all of its common shares of ILPT to SIR shareholders as a special dividend. The ILPT share distribution is contingent upon shareholder approvals to the merger. SIR shareholders will receive approximately 0.502 shares of ILPT for every one share owned in SIR as of the to be determined record date for the special dividend. SIR shares sold by GOV will be fully eligible to receive SIR’s special dividend of its common shares of ILPT. Based on closing prices on September 14, 2018, SIR shareholders will receive $11.691 per share from the ILPT distribution and $17.572 per share in GOV for a total of $29.26. GOV and SIR shareholders will own approximately 52% and 48% of OPI, respectively. GOV and SIR expect that post-merger OPI will pay an annual per share dividend ranging between $0.50 and $0.60 based on a target dividend payout ratio of 75% of projected cash available for distribution, or CAD. There is no current plan to change the current dividend at GOV or SIR prior to closing. RMR has agreed to waive the termination fee associated with the business management agreement and property management agreement specific to this merger transaction. RMR management has also agreed to waive their rights to accelerated vesting of the unvested shares in SIR. STRUCTURE The merger is expected to close in late 2018 or early 2019, subject to closing conditions, including GOV and SIR shareholder approvals. TIMING Office Properties Income Trust 6 The ILPT share price of $23.26 as of September 14, 2018 multiplied by 0.502457. The actual per share amount of the SIR distribution will depend upon the trading price of ILPT at the time of distribution. The GOV share price of $16.89 as of September 14, 2018 multiplied by 1.04. The per share amount of the GOV shares received by SIR shareholders in the merger will depend upon the trading price of GOV at the closing of the merger.

TRANSACTION SEQUENCING 7 GOV ILPT SIR GOV Shareholders SIR Shareholders GOV and SIR file a joint proxy statement/prospectus with the SEC. GOV sells its 24.9 million common shares of SIR for cash, which GOV will use to reduce outstanding debt. SEC declares the joint proxy statement/prospectus effective. GOV and SIR mail the joint proxy statement/prospectus to shareholders. Existing Ownership Structure Transaction Steps GOV and SIR hold shareholder meetings to consider the proposed merger. After GOV and SIR shareholders approve the merger, SIR distributes its 45 million common shares of ILPT to SIR shareholders as a special dividend. Merger closes, GOV changes its name to Office Properties Income Trust (Nasdaq: OPI). In a plan to further reduce leverage, OPI has identified approximately $750 million of properties to sell. 27.8% 100% 72.2% 69.2% ILPT Shareholders 30.8% Post Closing Ownership Structure OPI Shareholders ILPT Shareholders OPI ILPT 100% 100%

Eliminating cross ownership provides greater business clarity, removes the co-dependence from other companies on financial results and may result in trading multiples that are more consistent with the OPI and ILPT peer groups. Increases scale, improves diversification, better ladders the lease expiration schedule and creates a broader investment strategy for OPI. Setting the dividend to a target 75% CAD payout ratio provides OPI with greater financial flexibility. Creates a leading office REIT with quality portfolio characteristics. Places OPI on a path to reduce leverage and strengthen its credit metrics. Limited integration risk due to GOV and SIR being under the common management of RMR. Expense savings of approximately $3.1 million are expected. The elimination of cross ownership, coupled with greater scale and attractive portfolio characteristics is expected to create a leading national office REIT focused on buildings primarily leased to single tenants and those with high credit quality characteristics like government entities. OPI SUMMARY OF KEY BENEFITS 19100 Ridgewood Parkway San Antonio, TX 618,000 Sq. ft. 8

GOV CHALLENGES & BENEFITS Current Challenges Transaction Benefits Concentration of near-term lease expirations resulting in high annual leasing capital needs. 2 High dividend payout ratio. 3 Small size, high tenant concentration and elevated leverage compared to the peer group. 4 Ownership of SIR shares complicates capital structure and financial results. 1 Extends the weighted average remaining lease term, or WALT, and better ladders the lease expiration schedule. 2 Sets the dividend to a target 75% CAD payout ratio, which provides for greater financial flexibility. 3 Increases scale and diversification, while providing a clear path to reduce leverage and strengthen credit metrics. 4 Eliminates cross-ownership, simplifies ownership structure and investment strategy while removing the co-dependence on financial results. 1 Greater tenant and geographic diversity and increased WALT, coupled with existing strong credit tenant metrics, creates a office REIT with greater scale and broader growth potential. Increased Scale and Diversity 9

ILPT is trading at a discount relative to its industrial peer group and may be undervalued in the public equity market. 3 SIR CHALLENGES & BENEFITS Current Challenges Transaction Benefits Complicated capital structure with GOV as largest shareholder and significant ILPT ownership position. Consolidation of ILPT is necessary to maintain investment grade ratings. 2 Small asset base, elevated leverage profile and high dividend payout ratio without ILPT as a consolidated subsidiary. 4 OPI and ILPT will become disentangled, which eliminates SIR’s co-dependence on ILPT’s financial results. 2 Increasing the public common share float for ILPT and eliminating SIR’s control may have a positive impact on ILPT’s trading multiple relative to its peer group. 3 Increased scale, greater diversification and a broader investment strategy, and setting the dividend to a target 75% CAD payout ratio provides for better financial flexibility. 4 10 This transaction results in the separation of the office and industrial investments from each other. OPI will have greater scale and improved tenant credit profiles, creating an office REIT with broader growth potential. Two Distinct and Improved Investments Share price is at a discount to the peer group FFO multiple. 1 SIR shareholders will receive $11.691 per share from the ILPT distribution and $17.572 per share in GOV for a total of $29.26. 1 The ILPT share price of $23.26 as of September 14, 2018 multiplied by 0.502457. The actual per share amount of the SIR distribution will depend upon the trading price of ILPT at the time of distribution. The GOV share price of $16.89 as of September 14, 2018 multiplied by 1.04. The per share amount of the GOV shares received by SIR shareholders in the merger will depend upon the trading price of GOV at the closing of the merger.

SIGNIFICANTLY SCALING THE PORTFOLIO 11 As of June 30, 2018, excluding ILPT and adjusted for 51 buildings containing 3.8 million square feet that were sold subsequent to the end of the second quarter or are expected to be sold prior to year-end 2018 for total gross proceeds of approximately $450.3 million. See Appendix for property disposition detail. Amounts have not been adjusted for the up to $750 million of property sales to occur post merger to achieve OPI’s leverage targets. Includes: a) investment grade rated tenants; b) tenants with an investment grade rated parent entity that guarantees lease obligations; and/or c) tenants with an investment grade rated parent entity that does not guaranty lease obligations. Including District of Columbia. 99 16.6 7.6 56% 10% 28 90% 40% 114 13.6 4.7 75% 46% 31 94% 70% 213 30.2 6.1 66% 29% 39 92% 46% OPI SIR GOV % of Annualized Rent from Top 10 Tenants Expiring Leases 2018 - 2021 WALT Occupancy % Investment Grade Tenants2 Number of States3 Square Feet (mm) Properties (As of June 30, 2018)1

TENANT RISK PROFILE

(As of June 30, 2018 / $ in 000's)[1]


GOV
18%
7%
75%
SIR
26%
18%
56%
OPI
22%
12%
66%
Investment Grade[2]
Non-Investment Grade
Not Rated

Top 20 Tenants	Credit Rating	Annualized Rental Income	% of Total Annualized Rental Income
US Government	Investment Grade	$176,761	26.6%
State of California	Investment Grade	18,727	2.8%
Shook, Hardy & Bacon L.L.P.	Not Rated	18,307	2.8%
Bank of America Corporation	Investment Grade	15,457	2.3%
Noble Energy, Inc.	Investment Grade	14,479	2.2%
Andeavor	Investment Grade	13,809	2.1%
F5 Networks, Inc.	Not Rated	13,656	2.1%
WestRock Co	Investment Grade	12,311	1.9%
CareFirst Inc.	Non Investment Grade	11,265	1.7%
Northrop Grumman Corporation	Investment Grade	10,374	1.6%
Tyson Foods, Inc.	Investment Grade	9,824	1.5%
Technicolor SA	Non Investment Grade	9,790	1.5%
Commonwealth of Massachusetts	Investment Grade	9,672	1.5%
Micro Focus International plc	Non Investment Grade	7,940	1.2%
ARRIS International plc	Non Investment Grade	7,485	1.1%
PNC Bank	Investment Grade	6,741	1.0%
State of Georgia	Investment Grade	6,727	1.0%
BAE Systems plc	Investment Grade	6,421	1.0%
ServiceNow, Inc.	Not Rated	6,140	0.9%
Allstate Insurance Co.	Investment Grade	6,038	0.9%
		$381,925	57.4%

1. As of June 30, 2018, excluding ILPT and adjusted for 51 buildings containing 3.8 million square feet that were sold subsequent to the end of the second quarter or are expected to be sold prior to year-end 2018 for total gross proceeds of approximately $450.3 million. See Appendix for more detail on the property disposition detail. Amounts have not been adjusted for the up to $750 million of property sales to occur post merger to achieve OPI's leverage targets.
2. Includes: a) investment grade rated tenants; b) tenants with an investment grade rated parent entity that guarantees lease obligations; and/or c) tenants with an investment grade rated parent entity that does not guaranty lease obligations.


801 K Street
Sacramento, CA
337,811 Sq. ft.

12

PORTFOLIO DIVERSITY Other Tenants Top 10 Tenants SIR OPI Tenant Industry Diversity Geographic Diversity Rental Income Diversity SIR OPI GOV GOV GOV OPI SIR As of June 30, 2018, excluding ILPT and adjusted for 51 buildings containing 3.8 million square feet that were sold subsequent to the end of the second quarter or are expected to be sold prior to year-end 2018 for total gross proceeds of approximately $450.3 million. See Appendix for property disposition detail. Amounts have not been adjusted for the up to $750 million of property sales to occur post merger to achieve OPI’s leverage targets. 13 (As of June 30, 2018)1 VA 15% CA 11% TX , 11% DC 10% MD 7% Other , 46% VA 19% DC 19% MD , 12% CA 11% GA 7% Other , 32% 40% 16% 13% 11% 6% 6% 4% 2% 1% 1% 1% 32% 16% 15% 12% 12% 9% 1% 1% 1% 75% 2% 11% 7% 1% 3% 1%

GOV OPI SIR LEASE EXPIRATIONS 2018-2021 2022-2024 2025-2027 2028+ As of June 30, 2018, excluding ILPT and adjusted for 51 buildings containing 3.8 million square feet that were sold subsequent to the end of the second quarter or are expected to be sold prior to year-end 2018 for total gross proceeds of approximately $450.3 million. See Appendix for property disposition detail. Amounts have not been adjusted for the up to $750 million of property sales to occur post merger to achieve OPI’s leverage targets. 14 2018-2021 2022-2024 2025-2027 2028+ 2018-2021 2022-2024 2025-2027 2028+ (As of June 30, 2018)1 10% 24% 28% 38% 46% 17% 10% 27% 29% 21% 18% 32% 24% 14% 8% 9% 9% 36% 2018 & 2019 2020 2021 2022 2023 2024+ 3% 2% 5% 9% 11% 70% 2018 & 2019 2020 2021 2022 2023 2024+ 14% 8% 7% 9% 10% 52% 2018 & 2019 2020 2021 2022 2023 2024+

INCREASED SCALE Source: SNL Financial OPI adjusted for 51 buildings containing 3.8 million square feet that were sold subsequent to the end of the second quarter or are expected to be sold prior to year-end 2018 for total gross proceeds of approximately $450.3 million. See Appendix for more detail on the properties expected to be sold. Amounts have not been adjusted for the up to $750 million of asset sales to occur post merger to achieve OPI’s leverage targets. SIR excluding ILPT. GOV adjusted for the sale of its SIR common shares. Derived from Unaudited Pro Forma Condensed Consolidated Financial Information included in GOV’s Current Report on Form 8k filed with the SEC on September 17, 2018. 15 (As of June 30, 2018) 3, 5 4, 5 $6.0 $4.9 $4.7 $4.3 $4.2 $4.0 $3.6 $3.6 $3.2 $3.1 $1.7 $1.6 $0.9 $- $1.0 $2.0 $3.0 $4.0 $5.0 $6.0 $7.0 Total Assets of Office REIT Peers ($ in billions) 1 Total Depreciated Book Value of Assets

OPI PORTFOLIO Clockwise from top left: 11 Dupont Circle NW, Washington, DC. 7958 South Chester St., Centennial, CO. Two Commercial Place, Norfolk, VA. 2555 Grand Blvd., Kansas City, MO. 1800 Novell Place, Provo, UT. 16

BUSINESS STRATEGY Office properties primarily in markets that have strong economic fundamentals to support growth. Properties primarily leased to single tenants. Strategic to the tenant, which may include: built-to-suit properties, corporate headquarters and buildings where tenants have invested meaningful capital. Minimum remaining lease term of seven years. Properties leased to government tenants - Single tenant and multi-tenant. Focus on agencies that have high security needs or a mission strategic to the buildings’ location. Primarily first generation buildings where there is a reasonably high probability of renewing the tenant in place and where ongoing capital needs are expected to be modest. Investment Focus 17 Upon achieving leverage targets, OPI expects to maintain an ongoing capital recycling program whereby it will strive to sell between $100 million to $300 million of properties annually to: Improve the average age of its properties. - Improve the WALT. Improve leasing prospects. - Shape geographic and tenant diversification. Manage ongoing capital expenditures. Capital Recycling 1 2 3

BUSINESS STRATEGY Upon closing of the merger, leverage is expected to be: Debt to Annualized Adjusted EBITDA: approximately 7.1x1, expected to reduce to a long term target of 6.0x to 6.5x after planned asset sales. Debt to Gross Assets: approximately 46%, expected to reduce to a long term target of 40% to 45% after planned asset sales. Leverage 18 See Appendix for calculation and reconciliation of Annualized Adjusted EBITDA to nearest U.S. GAAP financial measure. Excludes ILPT and adjusted for 51 buildings containing 3.8 million square feet that were sold subsequent to the end of the second quarter or are expected to be sold prior to year-end 2018 for total gross proceeds of approximately $450.3 million. See Appendix for property disposition detail. Amounts have not been adjusted for the up to $750 million of property sales to occur post merger to achieve OPI’s leverage targets. The identified properties to be sold are not currently being marketed so no assurance can be given that any or all properties will be sold, regarding the timing of any sales or that the estimated sales prices will be achieved. Our valuation estimate is based upon our knowledge of the properties, local markets and multiples on projected cash flow. To achieve targeted leverage, OPI has identified assets to sell by mid-year 2019. The properties identified to potentially sell include 27 assets containing approximately 5.2 million square feet with an estimated value of approximately $750 million2. OPI may also consider the sale of some or all of the approximately 2.8 million RMR common shares it will own. If the RMR common shares are sold, OPI may be able to meaningfully reduce the properties it intends to sell to achieve its target leverage. Asset Sales

Eliminating cross ownership provides greater business clarity, removes the co-dependence from other companies on financial results and may result in trading multiples that are more consistent with the OPI and ILPT peer groups. Increases scale, improves diversification, better ladders the lease expiration schedule and creates a broader investment strategy for OPI. Setting the dividend to a target 75% CAD payout ratio provides OPI with greater financial flexibility. Creates a leading office REIT with quality portfolio characteristics. Places OPI on a path to reduce leverage and strengthen its credit metrics. Limited integration risk due to GOV and SIR being under the common management of RMR. Expense savings of approximately $3.1 million are expected. The elimination of cross ownership, coupled with greater scale and attractive portfolio characteristics is expected to create a leading national office REIT focused on buildings primarily leased to single tenants and those with high credit quality characteristics like government entities. OPI SUMMARY OF KEY BENEFITS 19100 Ridgewood Parkway San Antonio, TX 618,000 Sq. ft. 19

APPENDIX

PROPERTY DISPOSITION DETAIL 21 Details regarding properties sold subsequent to June 30, 2018 or expected to be sold prior to year-end 2018: Description # of Buildings Square Footage Gross Proceeds Status Hawaii Land (SIR) 1 417,610 $ 10,300,000 Sold: 8/31/18 Washington DC Office1 (GOV) 1 129,035 70,000,000 Under Agreement Metro DC Portfolio1 (GOV) 34 1,635,868 201,500,000 Letter of Intent Southern VA Portfolio1 (GOV) 15 1,641,109 168,500,000 Letter of Intent Total 51 3,823,622 $ 450,300,000 Sales are subject to due diligence and customary closing conditions, so no assurance can be made that the properties will be sold for the gross proceeds indicated or at all.

PRO FORMA OWNERSHIP New SIR Shareholders1 OPI ILPT Existing GOV Shareholders Existing SIR Shareholders Existing ILPT Shareholders New SIR Shareholders1 Existing SIR Shareholders Buyers of the 24.9 million common shares of SIR currently held by GOV. 22 13.5% 34.9% 51.6% 30.8% 19.2% 50.0%

PRO FORMA AND ADJUSTED PRO FORMA INCOME STATEMENT1 23 Derived from Unaudited Pro Forma Condensed Consolidated Financial information included in GOV’s Current Report on Form 8-K filed with the SEC on September 17, 2018. GOV Adjusted GOV Potential GOV Pro Forma Dispositions Pro Forma Revenues: Rental income 376,068 $ (29,838) $ 346,230 $ Expenses: Real estate taxes 40,393 (2,833) 37,560 Utility expenses 17,575 (1,176) 16,399 Other operating expenses 62,099 (5,773) 56,326 Depreciation and amortization 161,211 (17,740) 143,471 Loss on impairment of real estate assets 5,800 - 5,800 General and administrative 40,615 (1,134) 39,481 Write-off of straight line rents receivable, net 10,626 - 10,626 Total expenses 338,319 (28,656) 309,663 Operating income (loss) 37,749 (1,182) 36,567 Dividend income 1,401 - 1,401 Unrealized gain on equity securities 53,640 - 53,640 Interest income 822 - 822 Interest expense (77,005) 7,616 (69,389) Loss on early extinguishment of debt (1,192) - (1,192) Income (loss) from continuing operations before income tax expense, equity in net earnings (losses) of investees and gain on sale of real estate 15,415 6,434 21,849 Income tax expense (361) - (361) Equity in net earnings (losses) of investees (1,155) - (1,155) Income (loss) from continuing operations before gain on sale of real estate 13,899 6,434 20,333 Gain on sale of real estate 17,329 - 17,329 Net income (loss) 31,228 $ 6,434 $ 37,662 $ Office Properties Income Trust For the Six Months Ended June 30, 2018 (amounts in thousands, except per share data)

CALCULATION OF DEBT TO ANNUALIZED ADJUSTED EBITDA AND DEBT TO GROSS ASSETS1 24 Derived from Unaudited Pro Forma Condensed Consolidated Financial information included in GOV’s Current Report on Form 8-K filed with the SEC on September 17, 2018. GOV GOV GOV Potential Adjusted Pro Forma Dispositions Pro Forma Net income (loss) 31,228 $ 6,434 $ 37,662 $ Add (less): Interest expense 77,005 (7,616) 69,389 Depreciation and amortization 161,211 (17,740) 143,471 Income tax expense 361 - 361 EBITDA 269,805 (18,922) 250,883 General and administrative expense paid in common shares 1,684 - 1,684 Estimated business management incentive fees 15,552 - 15,552 Loss on impairment of real estate 5,800 - 5,800 Distributions received from unconsolidated joint ventures 2,233 - 2,233 Equity in losses of unconsolidated joint ventures 1,256 - 1,256 Loss on extinguishment of debt 1,192 - 1,192 Gain on sale of real estate (17,329) - (17,329) Unrealized gain on equity securities (53,640) - (53,640) Adjusted EBITDA 226,553 $ (18,922) $ 207,631 $ Debt: Unsecured revolving credit facility 105,000 $ (105,000) $ - $ Unsecured term loans 524,000 (335,000) 189,000 Senior unsecured notes 2,410,000 - 2,410,000 Mortgage notes payable 343,339 - 343,339 Total debt 3,382,339 $ (440,000) $ 2,942,339 $ Gross Assets: Total assets 6,452,544 $ (413,446) $ 6,039,098 $ Accumulated depreciation 358,286 10,032 368,318 Total gross assets 6,810,830 $ (403,414) $ 6,407,416 $ Debt / Annualized Adusted EBITDA 7.5x 7.1x Debt / Gross Assets 49.7% 45.9% Office Properties Income Trust For the Six Months Ended June 30, 2018 (amounts in thousands, except per share data)